UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDER SECTION 12 (g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR
SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934.
Commission File Number: 1-7823
Anheuser-Busch Companies, Inc.

(Exact name of registrant as specified in its charter)
One Busch Place, St. Louis, Missouri 63118
Telephone: (314) 577-3298

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Common Stock, par value $1.00 per share

(Title of each class of securities covered by this Form)
Unissued securities registered
under Automatic Shelf
Registration Statement on
Form S-3 (File No. 333-147408)

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)
     Please place an X in the box(es) to designate the appropriate rule provision (s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☒	Rule 12h-3(b)(1)(i)	☐
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
		Rule 15d-6	☐
     Approximate number of holders of record as of the certification or notice date:  1

     Pursuant to the requirements of the Securities Exchange Act of 1934, Anheuser-Busch Companies, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: February 17, 2009	By:	ANHEUSER-BUSCH COMPANIES, INC.

	By:	/s/ Thomas Larson
Thomas Larson
Assistant Secretary